August 8, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
Response dated July 12, 2023
File No. 000-00121

Dear Beverly Singleton and Andrew Blume:

Kulicke and Soffa Industries, Inc. (the “Company”) acknowledges receipt of your comment letter dated July 27, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 1, 2022 and Form 10-Q for the quarterly period ended December 31, 2022. As discussed telephonically, the Company respectfully requests an extension until August 25, 2023 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter and intends to provide a response to the Staff of the Securities and Exchange Commission no later than August 25, 2023. If you have any questions relating to the foregoing, please do not hesitate to contact Kim de Glossop of Goodwin Procter LLP at (650) 752-3290. We are grateful for the Staff's accommodation in this matter.

Sincerely,

/s/ Lester Wong
Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.